# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civeo Corp., CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001104659-25-010571
Filed by CIK 0002021298
Persons authorized to receive notices and communications: Ali John Mirshekari, 24 Shipyard Drive, Suite 102, Hingham, Massachusetts (MA), 02043, (617) 958-4185; David J. Kaufman, Thompson Coburn, 55 East Monroe Ct., Suite 3700, Chicago, Illinois (IL), 60610, (312) 580-2342

## Reporting persons
- M Partners Fund LP (CIK 0002021298): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 679,447; sole dispositive power 0; shared dispositive power 679,447; aggregate amount beneficially owned 679,447 (4.93% of the class)
- M Partners Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 679,447; sole dispositive power 0; shared dispositive power 679,447; aggregate amount beneficially owned 679,447 (4.93% of the class)
- Ali John Mirshekari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 679,447; sole dispositive power 0; shared dispositive power 679,447; aggregate amount beneficially owned 679,447 (4.93% of the class)
  Comment: M Partners Fund LP is a Delaware limited partnership whose sole general partner is M Partners Fund (GP) LLC. The managing member of M Partners Fund (GP) LLC is Ali John Mirshekari. As a result, Ali John Mirshekari is deemed to be the indirect owner of the shares held directly by M Partners Fund LP. Despite such shared beneficial ownership, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.
  
  Based on the 13,772,802 common shares, without par value per share, outstanding as of October 25, 2024, as reported in the Form 10-Q for the quarterly period ended September 30, 2024, of Civeo Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Civeo Corp.
Address of issuer's principal executive offices: Three Allen Center, 333 Clay Street, Suite 4980, Houston, Texas (TX), 77002
Comment: This statement 13D Amendment (this "Statement") relates to the common shares, without par value per share (the "Common Shares"), of Civeo Corporation, a British Columbia, Canada corporation (the "Issuer"). The address of the principal offices of the Issuer is Three Allen Center, 333 Clay Street, Suite 4980 Houston, TX 77002.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by M Partners Fund LP, M Partners Fund (GP) LLC and Ali John Mirshekari.
Residence or business address: The principal business address of the Reporting Persons is 24 Shipyard Drive, Suite 102, Hingham, MA 02043.
Present principal occupation or employment: M Partners Fund LP's principal business is to purchase, sell, trade and invest in securities. M Partners Fund (GP) LLC's principal business is to serve as the general partner to M Partners Fund LP. Mr. Mirshekari's principal business is to serve as managing member of M Partners Fund (GP) LLC.
Criminal convictions in the last five years: The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
M Partners Fund LP is a Delaware limited partnership.
M Partners Fund (GP) LLC is a Delaware limited liability company.
Ali John Mirshekari is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Persons sold Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since filing their original Schedule 13D on February 7, 2025, the Reporting Persons have sold Common Shares in the open market and pursuant to a privately negotiated block trade, and the number of Common Shares beneficially owned by the Reporting Persons has dropped below 5%.

The Reporting Persons may make additional sales or purchases of Common Shares of the Issuer, either in the open market or in private transactions, depending on their continuous evaluation of the Issuer's business, results of operations, and prospects.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Common Shares they may be deemed to beneficially own or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover page above is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover page above is incorporated herein by reference
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Common Shares listed herein were effected in the open market, provided substantially all of the Common Shares purchased on 1/31/2025 and sold on 2/19/2025 were pursuant to privately negotiated block trades.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 20, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date hereof, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Common Shares

## Signatures
- M Partners Fund LP: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member of M Partners Fund (GP) LLC (02/20/2025)
- M Partners Fund (GP) LLC: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member (02/20/2025)
- Ali John Mirshekari: /s/ Ali John Mirshekari, Ali John Mirshekari (02/20/2025)